EXHIBIT 99.3

Form 51-102F3

Material Change Report

1.	Name and Address of Company

Coral Gold Resources Ltd. ( “Coral”) 2900 - 550 Burrard Street Vancouver, British Columbia V6C 0A3

2.	Date of Material Change

November 19, 2020.

3.	News Release

A news release relating to the material change was disseminated on November 19, 2020 via Accesswire. A copy of the news release is also available on SEDAR at the address www.sedar.com under Coral’s profile.

4.	Summary of Material Change

On November 19, 2020, Nomad Royalty Company Ltd. (“Nomad”) completed the acquisition of Coral pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia).

5.	Full Description of Material Change

5.1.	Full Description of Material Change

On November 19, 2020, Nomad acquired all of the issued and outstanding common shares of Coral (the “Coral Shares”) pursuant to a statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Transaction”). The consideration paid by Nomad to Coral shareholders for the acquisition of all of the 49,992,837 Coral Shares issued and outstanding was of $2,499,641.85 in cash, 39,994,252 common shares of Nomad (the “Nomad Shares”) and 19,997,118 common share purchase warrants (the “Warrants”). Coral’s shareholders received, for each Coral Share held, consideration consisting of $0.05 in cash and 0.80 of a unit (a “Unit”) of Nomad. Each whole Unit is comprised of one Nomad Share and one-half of a Warrant. Each full Warrant entitles the holder thereof to purchase one additional Nomad Share at a price of $1.71 for a period of two years from the date of issuance. If the daily volume-weighted average trading price of Nomad Shares on the Toronto Stock Exchange exceeds the Warrant exercise price by at least 25% for any period of 20 consecutive trading days after one year from the date of issuance, Nomad will have the right to give notice in writing to the holders of the Warrants that the Warrants will expire 30 days following such notice, unless exercised prior thereto.

As a result of the Transaction, the Coral Shares have been delisted from the TSX Venture Exchange as of the close of business on November 20, 2020 and Coral applied to cease to be a reporting issuer in every province of Canada in which it is a reporting issuer. The Warrants were listed for trading on the Toronto Stock Exchange at the opening of trading on November 26, 2020.

5.2.	Disclosure required for a “Restructuring Transaction”

Not applicable.

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6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

The executive officer who can answer questions regarding this report is Mr. Vincent Metcalfe, Chief Executive Officer of Coral. Mr. Metcalfe can be reached at (514) 249-9960 or vmetcalfe@nomadroyalty.com.

9.	Date of Report

November 30, 2020.

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